Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
General
The common stock of Shutterstock, Inc. (“we” or “us”) is the only class of our securities registered under the Securities Exchange Act of 1934, as amended. The following descriptions of our common stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to our amended and restated certificate of incorporation and our amended and restated bylaws, copies of which are included or incorporated by reference as exhibits to our most recently filed Annual Report on Form 10-K. We encourage you to read our amended and restated certificate of incorporation, our amended and restated bylaws and the applicable provisions of the Delaware General Corporation Law for additional information.
Our authorized capital stock consists of 200,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of undesignated preferred stock, $0.01 par value per share.
The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.
Subject to preferences that may be applicable to any outstanding preferred stock, holders of our common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available for that purpose.
In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution rights of any outstanding preferred stock. Our common stock is not subject to calls or assessments by us. Our common stock carries no preemptive, conversion or subscription rights. No redemption or sinking fund provisions are applicable to our common stock. The outstanding shares of our common stock are fully paid and non-assessable.
Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws
Our amended and restated certificate of incorporation and our amended and restated bylaws contain certain provisions that could have the effect of delaying, deterring or preventing another party from acquiring control of us. These provisions and certain provisions of Delaware law, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate more favorable terms with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.
Undesignated Preferred Stock
There are no shares of preferred stock outstanding. Under our amended and restated certificate of incorporation, our board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock, $0.01 par value, in one or more series. Our board of directors also has the authority to fix the designation, powers, preferences and rights of each such series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series. As a result, our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. This ability, or the issuance of any such shares of preferred stock, may have the effect of deterring hostile takeovers or delaying changes in control or management of our company. The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of our common stock. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of our common stock.

Limits on Ability of Stockholders to Act by Written Consent or Call a Special Meeting
Our amended and restated certificate of incorporation provides that our stockholders may not act by written consent, which may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws.
In addition, our amended and restated bylaws provide that special meetings of the stockholders may be called only by the chairperson of the board, our chief executive officer, our president (in the absence of a chief executive officer) or a majority of our board of directors. Stockholders may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.
Requirements for Advance Notification of Stockholder Nominations and Proposals
Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
Board Classification
Our board of directors is divided into three classes, one class of which is elected each year by our stockholders. The directors in each class are elected for a three-year term. A third party may be discouraged from making a tender offer or otherwise attempting to take control of us as it is more difficult and time-consuming for stockholders to replace a majority of the directors on a classified board.
No Cumulative Voting
Our amended and restated certificate of incorporation does not permit cumulative voting in the election of directors. Cumulative voting would allow a stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder may not be able to gain as many seats on our board of directors as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board’s decision regarding a takeover.
Amendment of Charter Provisions
The amendment of our amended and restated certificate of incorporation generally requires approval by holders of at least two-thirds of our outstanding capital stock entitled to vote generally in the election of directors. The amendment of our amended and restated bylaws generally requires approval by holders of at least two-thirds of our outstanding capital stock entitled to vote generally in the election of directors. These supermajority voting requirements may make it more difficult for a third party to alter the provisions of our amended and restated certificate of incorporation or our amended and restated bylaws to enable a takeover.
Delaware Anti-Takeover Statute
We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. Section 203 generally prohibits a Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and employee stock plans in which participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
at or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Business combinations are broadly defined to include (i) mergers or consolidations with, (ii) sales or other dispositions of more than 10% of the corporation’s assets to, (iii) certain transactions resulting in the issuance or transfer of any stock of the corporation or any subsidiary to, (iv) certain transactions resulting in an increase in the proportionate share of stock of the corporation or any subsidiary owned by, or (v) receipt of the benefit (other than proportionately as a stockholder) of any loans, advances or other financial benefits by, an interested stockholder. An interested stockholder is any person (other than the corporation and any direct or indirect majority-owned subsidiary) who owns 15% or more of the outstanding voting stock of the corporation or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date of determination, and the affiliates and associates of such person. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors. Section 203 may also discourage takeover attempts that might result in a premium over the market price for the shares of our common stock held by stockholders.
The provisions of Delaware law and the provisions of our amended and restated certificate of incorporation and amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.
Market Listing
Our common stock is listed on the New York Stock Exchange under the symbol “SSTK”.